December 27, 2024

Jeremy Barnett
Chief Executive Officer
Rad Technologies Inc.
1501 Lincoln Blvd.
Venice, CA 90291

       Re: Rad Technologies Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed December 11, 2024
           File No. 024-12513
Dear Jeremy Barnett:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 29, 2024 letter.

Amendment No. 1 to Offering Statement on Form 1-A
Offering Circular Cover Page, page 2

1. We note your response to prior comment 1 regarding the value of your bonus shares.
       Please disclose how you calculated the implied value of $1,999,999.65 for the Bonus
       Shares, as it appears you merely applied the $0.55 offering price to these shares. You should indicate that these bonus shares will cause significant dilution to investors and will result in differing shareholders paying differing amounts for their shares, depending on the amount of bonus shares received. In addition, revise the table to reflect the aggregate offering amount including the value of the bonus shares.
 December 27, 2024
Page 2
Design and Development, page 14

2.     We note your response to prior comment 14 regarding your AI technology.
Please
       disclose the extent that your design and development of your AI technology is based on licensed, outsourced, or open-sourced AI software tools.
Plan of Distribution and Selling Security Holders, page 30

3. We note your response to prior comment 4 and reissue it in part. Item 4 in Part I of your Notifications in your Offering Statement still references that you have not used any solicitation materials, please revise. Further, in the Summary and this section, please clearly indicate whether investors that reserve shares through your website and its link to the DealMaker Securities platform are making non-binding reservations prior to qualification of your Offering Statement. Finally, your website states that
       investors can    Reserve Shares - Join the waitlist by reserving shares
  and the
       disclaimer states that    The company is    testing the waters    under
Regulation A+. This
       process allows companies to determine whether there may be interest in an eventual offering of its securities. The company is not under any obligation to make an offering under Regulation A. it may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. If the company does go ahead with an offering, it will only be able to make sales after it has filed an Offering Statement with the Securities and
       Exchange Commission (SEC) and the SEC has    qualified    the Offering
Statement.
       The information in that Offering Statement will be more complete than the
       information the company is providing now, and could differ in important ways. You
       must read the documents filed with the SEC before investing.    Please
provide your
       analysis regarding whether the advanced reservations and your testing the waters materials more generally comply with Rule 255(b) of Regulation A.
4. We note your response to prior comment 3 regarding the role of Dealmaker Securities in your offering. Please incorporate your response in the Offering Circular with regards to DealMaker's role as a statutory underwriter under Section 2(a)(11) of the
       Securities Act and its registration and regulation by both the SEC and FINRA as a broker-dealer. You may explain how their role differs from a traditional IPO underwriter in a firm commitment offering.
Subscription Procedures, page 30

5.     We note your response to prior comment 10. Please revise to clarify:
           How the rolling closings will operate, including when the initial closing and subsequent closings will occur
           What factors will go into the decision to do a rolling closing, and how you intend to inform investors of each closing
           The process for accepting or rejecting subscriptions, including how soon after receipt of a subscription you will accept or reject such subscription
           What factors will go into deciding whether to accept or reject a subscription, and
           The process for returning proceeds to investors for subscriptions that are rejected.
6. Please incorporate your responses to prior comment 11 in your Offering Circular.
 December 27, 2024
Page 3

7. We note your response to prior comment 12 and reissue it in part. Please clarify how investors identify they will receive or be eligible to receive bonus shares. As noted
      previously, the subscription agreement does not have a place where investors claim how they are eligible for bonus shares, nor is there any reference that it will be calculated automatically. Please explain the process how you identify and verify the number of bonus shares investors are eligible to receive and if it depends on them first notifying you of how they are eligible to receive them.
General

8.    It appears you have conducted multiple concurrent Regulation Crowdfunding
and
      Regulation D offerings. We further note your Form 1-A appears to contemplate this offering being conducted concurrently with, or near in time to, these Regulation
      Crowdfunding and Regulation D offerings. Please provide a detailed legal analysis as to why you believe these efforts are not part of one integrated offering. Refer to Rule
      152 (particularly subsection(a)(2)) of the Securities Act of 1933 in your response.
9.    We note that you appear to have conducted multiple concurrent Regulation
      Crowdfunding offerings (e.g.,    On November 21, 2024, the Company
completed a
      Regulation CF offering with DealMaker Securities, LLC    and    On
October 14, 2024,
      the Company launched a Regulation CF offering with OpenDeal Broker LLC
).
      Please revise your disclosure to clarify whether any concurrent offerings were conducted with different intermediaries. To the extent you utilized different intermediaries, please provide us with an analysis regarding how you complied with Rule 100(a)(3) of Regulation CF and/or revise your risk factors as appropriate.
       Please contact Edwin Kim at 202-551-3297 or Matthew Derby at 202-551-3334 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Andrew Stephenson, Esq.